May 13, 2016

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:          Wike Corp.
Registration Statement on Form S-1
Filed March 3, 2016
File No. 333-209903

Dear Messrs.:

This letter sets forth the responses of Wike Corp. ("Company") to the comments of the reviewing staff of the Securities and Exchange Commission (the “Commission”) in connection with the above referenced filing as set forth in the comment letter of March 30, 2016.

General

1.
Your website states that you “provide award-winning printing” and “have developed a specialty of printing custom ribbon over the past several years.” This information appears to be inconsistent with the statements in the prospectus that you are a development stage business with a limited operating history and no revenues to date. Please reconcile.

Response
The information was revised.

Prospectus Summary, page 3

2.
We note your disclosure that you require a minimum of $25,000 for the next twelve months to implement your plan of operations, followed by your disclosure that Ms. Safaler has verbally agreed to loan the needed amount for the registration and production process. Please reconcile the implication that Ms. Safaler has agreed to loan the $25,000 needed for the next twelve months, with your disclosure on page 11 which appears to indicate that Ms. Safaler has verbally agreed to loan the company $8,000, if needed, and with the verbal agreement filed as Exhibit 10.1 which indicates that she has agreed to loan to company $400.

Response
The statement was revised. The amount of $400 is separate from $25,000, which Ms. Safaler has verbally agreed to loan to the Company, if needed. The amount of $8,000 is the part of our estimated costs, which are presented in Use of proceeds section, and is a part of $25,000 accordingly.

3.
We note your disclosure on page 3 that you are a shell company. Please also clarify, if true, that you have no plans to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

Response
The statement was disclosed.

Risk Factors, page 5
Because our sole officer and director Corina Safaler has other interests... , page 7

4.	Please briefly identify and discuss the outside business activities of your sole officer, and the potential conflicts that exist as a result of these other commitments, if material.

Response
The statement was disclosed.

Directors, Executive Officers, Promoter and Control Persons, page 25

5.
Please revise to disclose Ms. Safaler’s principal occupations and employment during the past five years, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Refer to Item 401(e) of Regulation S-K.

Response
The information was disclosed.

6.
We note your disclosure that Ms. Safaler will devote 75% of her time for the planning and organizing activities of Wike Corp. Consistent with your disclosure on pages 4 and 7, please clarify here that this means she will devote approximately 20 hours per week to your business.

Response
Ms. Safaler will devote 75% of her time for the planning and organizing activities of Wike Corp. this means she will devote approximately 20 hours per week to this business.

Sincerely,

/s/ Corina Safaler
Corina Safaler
President and Chief Executive Officer of Wike Corp.